SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Audience, Inc.

(Name of Subject Company)

Audience, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

3341 Fairchild Drive

Mountain View, California 94043

(650) 254-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Audience, Inc., a Delaware corporation (“Audience”), filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Orange Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Knowles Corporation., a Delaware corporation (“Knowles”), to acquire all of the issued and outstanding shares of Audience’s common stock, $0.001 par value per share (the “Audience shares”), in exchange for the “offer consideration” (as defined in the Schedule 14D-9), and upon the terms and subject to the conditions set forth in the prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 that Knowles filed on May 19, 2015 with the SEC, and which, with the related letter of transmittal, together constitute the “offer.” The offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”), filed by Purchaser and Knowles with the SEC on May 19, 2015.

Capitalized and other terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(11)	Audience, Inc. Equity Incentive Plan Q&A dated June 2, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUDIENCE, INC.

By:	/s/ Peter B. Santos
Name:	Peter B. Santos
Title:	President and Chief Executive Officer

Dated: June 2, 2015